Filed Pursuant to Rule 253(g)(2)

File No. 024-12098

SUPPLEMENT NO. 12 DATED FEBRUARY 17, 2026

MASTERWORKS VAULT 1, LLC

This Supplement No. 12 dated February 17, 2026 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 1, LLC (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”), originally filed on December 13, 2022, as amended by Amendment No. 1 filed on January 23, 2023, Amendment No. 2 filed on February 10, 2023, Amendment No. 3 filed on March 1, 2023, Amendment No. 4 filed on March 17, 2023, Amendment No. 5 filed on May 18, 2023, Post-Qualification Amendment No. 1 filed on May 25, 2023, Post-Qualification Amendment No. 2 filed on June 8, 2023, Post-Qualification Amendment No. 3 filed on June 15, 2023, Post-Qualification Amendment No. 4 filed on June 30, 2023, Post-Qualification Amendment No. 5 filed on August 1, 2023, Post-Qualification Amendment No. 6 filed on August 15, 2023, Post-Qualification Amendment No. 7 filed on October 30, 2023, Post-Qualification Amendment No. 8 filed on November 7, 2023, Post-Qualification Amendment No. 9 filed on November 20, 2023, Post-Qualification Amendment No. 10 filed on January 23, 2024, Post-Qualification Amendment No. 11 filed on March 21, 2024, Post-Qualification Amendment No. 12 filed on May 1, 2024, Post-Qualification Amendment No. 13 filed on May 30, 2024, Post-Qualification Amendment No. 14 filed on July 31, 2024, Post-Qualification Amendment No. 15 filed on August 7, 2024, Post-Qualification Amendment No. 16 filed on September 18, 2024, Post-Qualification Amendment No. 17 filed on December 17, 2024, Post-Qualification Amendment No. 18 filed on January 24, 2025, Post-Qualification Amendment No. 19 filed on February 11, 2025, Post-Qualification Amendment No. 20 filed on February 26, 2025, Post-Qualification Amendment No. 21 filed on April 11, 2025, Post-Qualification Amendment No. 22 filed on June 23, 2025, Post-Qualification Amendment No. 23 filed on July 10, 2025, Post-Qualification Amendment No. 24 filed on August 19, 2025, Post-Qualification Amendment No. 25 filed on August 29, 2025, Post-Qualification Amendment No. 26 filed on September 12, 2025, Post-Qualification Amendment No. 27 filed on October 2, 2025, Post-Qualification Amendment No. 28 filed on November 26, 2025 and Post-Qualification Amendment No. 29 filed on December 29, 2025. This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circulars relating to the Artwork and Artist Metrics. Particularly, the Masterworks public sale database has been updated as of December 31, 2025. Accordingly, the Sharpe Ratio, Record Price Appreciation, Median Repeat Sale Pair Appreciation and Artist Market Profile for each relevant artist listed in the “Description of Business - Artist Metrics” section of the Offering Circulars has been updated, as applicable, as shown below.

“Sharpe Ratio”

Artist	Sharpe Ratio
Banksy	1.13
Ernie Barnes	N/A
Cecily Brown	0.98
Eliane de Kooning	N/A
Jacqueline Humphries	N/A
Alex Katz	0.47
Yayoi Kusama	1.01
Joan Mitchell	1.12
Yoshitomo Nara	1.20
Andy Warhol	0.42
Lynette Yiadom-Boakye	N/A

Record Price Appreciation

Artist	Compound Annual Growth Rate (“CAGR”)	First Record Price	First Record Price Date	Last Record Price	Last Record Price Date
Banksy	54.8%	$1,591	November 18, 2003	$25,400,861	December 31, 2025
Ernie Barnes	31.6%	$1,656	October 25, 1992	$15,275,000	December 31, 2025
Cecily Brown	20.5%	$90,000	November 13, 2000	$9,810,000	December 31, 2025
Elaine de Kooning	20.4%	$360	January 13, 1983	$1,071,000	December 31, 2025
Jacqueline Humphries	20.4%	$1,870	February 22, 1993	$843,750	December 31, 2025
Alex Katz	12.3%	$33,600	May 9, 1984	$4,152,918	December 31, 2025
Yayoi Kusama	22.6%	$12,000	October 9, 1992	$10,496,000	December 31, 2025
Joan Mitchell	17.6%	$33,600	May 9, 1984	$29,160,000	December 31, 2025
Yoshitomo Nara	31.9%	$36,000	May 15, 2002	$24,950,276	December 31, 2025
Andy Warhol	26.5%	$10,800	May 10, 1984	$195,040,000	December 31, 2025
Lynette Yiadom-Boakye	36.0%	$83,905	October 17, 2013	$3,595,571	December 31, 2025

Median Repeat Sale Pair Appreciation

Artist	Median Repeat Sale Pair Appreciation Rate	Number of Repeat Sales	First Repeat Sale Pair Date	Last Repeat Sale Pair Date
Banksy	14.0	34	February 7, 2007	November 19, 2025
Ernie Barnes	N/A	N/A	N/A	N/A
Cecily Brown	15.0%	41	November 14, 2000	November 19, 2025
Elaine de Kooning	N/A	N/A	N/A	N/A
Jacqueline Humphries	N/A	N/A	N/A	N/A
Alex Katz	7.4%	45	October 10, 1996	November 20, 2025
Yayoi Kusama	20.1%	203	March 11, 1998	November 21, 2025
Joan Mitchell	14.9%	57	May 7, 1997	November 20, 2025
Yoshitomo Nara	17.5%	83	September 23, 2003	September 28, 2025
Andy Warhol	7.1%	394	February 22, 1996	November 21, 2025
Lynette Yiadom-Boakye	N/A	N/A	N/A	N/A

Artist Market Profiles

Artist	Artist Market Profiles
Banksy	Established
Ernie Barnes	Mature
Cecily Brown	Established
Elaine de Kooning	Emerging
Jacqueline Humphries	Speculative
Alex Katz	Established
Yayoi Kusama	Mature
Joan Mitchell	Mature
Yoshitomo Nara	Mature
Andy Warhol	Mature
Lynette Yiadom-Boakye	Emerging